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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68606

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
29 2016
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Kyte Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212)-968-4122
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Member's Interest.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, William Shields and James Peers, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Kyte Securities, LLC (the "Company"), as of December 31, 2015, is true and correct. We further affirm that neither the Company, nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



James Peers
Chief Financial Officer



William Shields
Chief Compliance Officer



Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA8094353
Qualified in New York County
Commission Expires June 16, 2019



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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Management of Kyte Securities LLC:

We have audited the accompanying statement of financial condition of Kyte Securities LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kyte Securities LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Kyte Securities LLC

Statement of Financial Condition

December 31, 2015

(In Thousands)

Assets		
Cash and cash equivalents	$	338
Total assets	$	338
Liabilities and Member's Interest		
Payable to related party		50
Total liabilities		50
Member's interest		288
Total liabilities and member's interest	$	338

See notes to the statement of financial condition

Kyte Securities LLC

Notes to Statement of Financial Condition

December 31, 2015

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Kyte Securities LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent" or "GFI"), a Delaware Corporation. In February 2015, BGC Partners, Inc. (the "Ultimate Parent" or "BGC") acquired a controlling financial interest in GFI, and as of December 31, 2015, GFI is a majority-owned subsidiary of BGC. The Company is a registered broker dealer with the Securities Exchange Commission ("SEC"). The Company has been inactive since registration and has not participated in any securities transactions.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's statement of financial condition, in accordance with the requirements of FASB Accounting Standards Codification Topic 740.

2. Regulatory Requirements

As a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $100 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the company's net capital exceeded the minimum requirement by $188. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the

2. Regulatory Requirements (continued)

SEC. The Company claims an exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

3. Related Party Transactions

The Company has an arrangement whereby an affiliate pays certain administrative and general expenses on behalf of the company for which the Company reimburses the affiliate.

4. Subsequent Events

In January 2016, BGC acquired the remaining outstanding shares of GFI common stock that it did not own to complete the merger with GFI. As a result of the merger, GFI became a wholly-owned subsidiary of BGC.

The Partnership has evaluated subsequent events through the date the statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.


GFI

Kyte Securities LLC

STATEMENT OF FINANCIAL CONDITION

Kyte Securities LLC
December 31, 2015
With Report of Independent Registered Public Accounting Firm